Exhibit 2
                                                                       ---------

FOR IMMEDIATE RELEASE                                              10 March 2006

                              WPP GROUP PLC ("WPP")

                   MediaCom acquires MediaCom North in the UK

WPP announces that its wholly-owned media investment management network, MediaCom, has acquired the outstanding 81% of the issued share capital of MediaCom North Limited.

Founded in 1996, Mediacom North has been part of the MediaCom network since 1999. MediaCom North is based in Manchester and employs 45 people.

Clients include Bradford & Bingley, MoneySupermarket, JD Sports, Injury Lawyers 4U, Pontins, Umbro and United Utilities. MediaCom North's revenues for the year ended 30 April 2005 were (pound)3,639,964 with net assets at that date of (pound)1,319,363.

This  investment   continues  WPP's  strategy  of  developing  its  networks  in fast-growing sectors.

For futher information please contact:

Feona McEwan, WPP 44-20 7408 2204
www.wpp.com